Exhibit 3

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Month Periods ended July 31, 2020 and 2019

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited & expressed in United States Dollars

		July 31, 2020	October 31, 2019
		(Unaudited)	(Audited)
ASSETS
Current assets
Cash		$591,352	$74,926
Accounts receivable	(Note 26)	211,932	99,188
Other receivables		57,284	35,235
Biological assets	(Note 5)	629,346	156,589
Inventory	(Note 6)	355,440	940,715
Prepaid expenses and other assets		62,129	126,309
Total current assets		$1,907,483	$1,432,962
Property and equipment	(Note 11)	$1,292,666	$1,464,917
Intangible assets		13,977	34,597
Right-of-use assets	(Note 12)	96,671	-
Marketable securities	(Note 7)	559,343	-
Other investments	(Note 8)	162,812	-
TOTAL ASSETS		$4,032,952	$2,932,476
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	(Note 26)	$1,022,642	$1,526,855
Finance lease payable	(Note 10)	72,908	129,876
Convertible debentures	(Note 16)	-	1,995,609
Current portion of long-term debt	(Note 14)	315,139	150,000
Unearned revenue		-	35,000
Current portion of lease liabilities	(Note 13)	97,808	-
Interest payable	(Notes 14, 15, 16)	23,101	55,829
Derivative liabilities	(Note 16)	697,381	249,320
Total current liabilities		$2,228,979	$4,142,489
Accrued liabilities	(Note 9)	414,816	180,799
Finance lease payable	(Note 10)	25,930	12,329
Long-term debt	(Note 14)	485,855	-
Convertible debentures	(Note 16)	1,530,887	-
Deferred rent		19,690	24,505
TOTAL LIABILITIES		$4,706,157	$4,360,122
EQUITY
Share capital	(Note 18)	$14,770,644	$12,647,930
Shares to be issued	(Note 20)	5,136	5,136
Contributed surplus	(Notes 19, 21, 22)	3,844,266	2,890,435
Accumulated other comprehensive income (loss)		11,775	121,920
Accumulated deficit		(19,310,251)	(17,112,605)
Equity attributable to shareholders		$(678,430)	$(1,447,184)
Non-controlling interest	(Notes 1, 32)	5,225	19,538
TOTAL EQUITY		$(673,205)	$(1,427,646)
TOTAL LIABILITIES AND EQUITY		$4,032,952	$2,932,476

Going Concern (Note 1)
Commitments (Note 29)
Subsequent Events (Note 33)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Operations

Unaudited & expressed in United States Dollars

		Three months ended		Nine months ended
		July 31,		July 31,
		2020	2019	2020	2019
Revenue		$903,994	$773,930	$3,182,902	$3,493,354
Cost of goods sold
Cost of finished cannabis inventory sold	(Note 6)	(475,982)	(531,304)	(1,817,480)	(2,486,643)
Gross profit, excluding fair value items		$428,012	$242,626	$1,365,422	$1,006,711
Realized fair value amounts in inventory sold		(626,522)	(498,542)	(1,471,821)	(1,103,493)
Unrealized fair value gain on growth of biological assets	(Note 5)	770,724	1,060,550	1,425,228	1,140,472
Gross profit (loss)		$572,214	$804,634	$1,318,829	$1,043,690
Expenses
Accretion expense		$321,875	$32,977	$461,415	$63,827
Amortization of intangible assets		5,980	7,660	20,620	23,714
Amortization of property and equipment	(Note 11)	48,725	157,867	103,535	480,482
Amortization of right-of-use assets	(Note 12)	13,233	-	70,152	-
General and administrative	(Note 27)	549,350	1,477,321	1,814,319	3,828,995
Share-based compensation		329,014	-	320,852	112,080
Transaction costs	(Notes 2, 30)	-	-	-	3,723,724
Total expenses		$1,268,177	$1,675,825	$2,790,893	$8,232,822
Loss from operations		$(695,963)	$(871,191)	$(1,472,064)	$(7,189,132)
Interest expense		$(96,881)	$(60,051)	$(258,472)	$(214,131)
Other income		125,860	58	235,860	10,071
Gain on disposal of subsidiary	(Note 1)	1,574	-	1,574	-
Loss on debt restructure	(Note 16.i)	(462,213)	-	(462,213)	-
Gain on debt settlement		23,939	-	23,939	-
Gain on derecognition of derivative liability		244,572	-	244,572	15,000
Unrealized gain (loss) on marketable securities		69,064	-	(558,223)	-
Gain (loss) on disposal of property and equipment		(4,024)	-	10,940	-
Net loss		$(794,072)	$(931,184)	$(2,234,087)	$(7,378,192)
Other comprehensive income
Currency translation loss		(3,420)	-	(110,145)	-
Total comprehensive income (loss)		$(797,492)	$(931,184)	$(2,344,232)	$(7,378,192)
Loss per share - basic & diluted		$(0.01)	$(0.01)	$(0.02)	$(0.11)
Weighted average shares outstanding - basic		104,821,009	72,465,916	90,596,827	68,523,689
Net loss for the period attributable to:
Non-controlling interest		$708	$(165,454)	$(36,441)	$(165,454)
Shareholders		(794,780)	(765,730)	(2,197,646)	(7,212,738)
Net loss		$(794,072)	$(931,184)	$(2,234,087)	$(7,378,192)
Comprehensive loss for the period attributable to:
Non-controlling interest		$708	$(165,454)	$(36,441)	$(165,454)
Shareholders		(798,200)	(765,730)	(2,307,791)	(7,212,738)
Net loss		$(797,492)	$(931,184)	$(2,344,232)	$(7,378,192)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Equity Holders’ Equity (Deficit)

Unaudited & expressed in United States Dollars

	Number of Common	Share	Common	Seed Round Preferred	Total Members’	Subscriptions	Equity Component of Convertible	Contributed	Currency Translation	Accumulated	Non-Controlling	Total
	Shares	Capital	Units	Units	Capital	Payable	Debentures	Surplus	Reserve	Deficit	Interest	equity
Balance at October 31, 2019	73,219,916	$12,647,930	$-	$-	$-	$5,136	$-	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)
Issuance pursuant to private placement (Notes 18.i, 19.i, 19.ii)	15,000,000	733,434	-	-	-	-	-	350,901	-	-	-	1,084,335
Common shares issued pursuant to share swap (Note 18.i)	15,000,000	1,121,848	-	-	-	-	-	-	-	-	-	1,121,848
Share issuance costs (Note 18.i)	-	(11,508)	-	-	-	-	-	(5,083)	-	-	-	(16,591)
Common shares issued for compensation (Note 18.iv)	684,386	55,106	-	-	-	-	-	-	-	-	-	55,106
Common shares issued for services (Note 18.iv)	2,300,000	163,543	-	-	-	-	-	-	-	-	-	163,543
Common shares issued for investment (Notes 18.ii, 8.i)	200,000	12,812	-	-	-	-	-	-	-	-	-	12,812
Conversion of debt into common shares (Note 16.i, 18.iii)	238,095	37,733	-	-	-	-	-	-	-	-	-	37,733
Issuances pursuant to convertible agreements (Note 18.iii, 19.iii)	115,000	9,746	-	-	-	-	-	424,645	-	-	-	434,391
Stock option grants (Notes 22.iii and 22.iv)	-	-	-	-	-	-	-	183,368	-	-	-	183,368
Elimination of non-controlling interest of sold subsidiary (Notes 1, 23)	-	-	-	-	-	-	-	-	-		22,128	22,128
Currency translation adjustment	-	-	-	-	-	-	-	-	(110,145)	-	-	(110,145)
Net loss	-	-	-	-	-	-	-	-	-	(2,197,646)	(36,441)	(2,234,087)
Balance at July 31, 2020	106,757,397	$14,770,644	$-	$-	$-	$5,136	$-	$3,844,266	$11,775	$(19,310,251)	$5,225	$(673,205)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Equity Holders’ Equity (Deficit)

Unaudited & expressed in United States Dollars

	Number of Common	Share	Common	Seed Round Preferred	Total Members’	Subscriptions	Equity Component of Convertible	Contributed	Accumulated	Non-controlling	Total Equity Holders’
	Shares	Capital	Units	Units	Capital	Payable	Debentures	Surplus	Deficit	Interest	Deficit
Balance - October 31, 2018	-	$-	$3,426,829	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$-	$(247,605)
Common units issued pursuant to conversion of notes payable (Note 17)	-	-	1,374,317	-	1,374,317	-	-	-	-	-	1,374,317
Common units issued pursuant to technology license agreement(Note 17)	-	-	2,199,667	-	2,199,667	-	-	-	-	-	2,199,667
Common units issued pursuant to exercise of purchase option (Note 17)	-	-	1,258,784	-	1,258,784	-	-	(1,218,784)	-	-	40,000
Subscription receipts (Note 17)	-	-	-	-	-	554,000	-	-	-	-	554,000
Common units issued pursuant to subscription receipts (Note 17.ix)	-	-	913,698	-	913,698	(1,274,516)	-	360,818	-	-	-
Exchange of Units for common shares pursuant to the Transaction (Note 16)	60,746,202	10,448,239	(9,173,295)	(1,274,944)	(10,448,239)	-	-	-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction (Note 18.vi)	3,773,689	1,257,706	-	-	-	-	-	-	-	-	1,257,706
Common shares issued to former debt holders of the Company (Note 18.viii)	839,790	279,888	-	-	-	-	-	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (Note 18.x)	100,000	33,328	-	-	-	-	-	-	-	-	33,328
Common shares issued pursuant to subscription receipts (Note 18.ix, 19.vii)	6,193,917	1,479,947	-	-	-	-	-	584,430	-	-	2,064,377
Fair value of broker warrants (Note 19)	-	(85,931)	-	-	-	-	-	85,931	-	-	-
Issuance costs (Note 18.ix)	-	(143,786)	-	-	-	-	-	(56,781)	-	-	(200,567)
Fair value of warrants issued to debenture holders (Note 19)	-	-	-	-	-	-	-	830,335	-	-	830,335
Debt settlements	-	-	-	-	-	85,136	-	-	-	-	85,136
Common shares issued for services rendered	812,318	268,737	-	-	-	(80,000)	-	-	-	-	188,737
Stock based compensation expenses	-	-	-	-	-	-	-	112,080	-	-	112,080
Issuance of convertible debentures (Note 16)	-	-	-	-	-	-	49,863	56,649	-	-	106,512
Non-controlling interest	-	-	-	-	-	-	-	-	-	400,000	400,000
Net loss	-	-	-	-	-	-	-	-	(7,212,738)	(165,454)	(7,378,192)
Balance, July 31, 2019	72,465,916	$13,538,128	$-	$-	$-	$5,136	$181,863	$2,765,167	$(15,025,121)	$234,546	$1,699,719

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Unaudited Condensed Interim Consolidated Cash Flow Statements

Expressed in United States Dollars

		Nine months ended July 31,
Cash provided by (used in)		2020	2019
Operating activities
Net loss		$(2,234,087)	$(7,378,192)
Adjustments for non-cash items in net loss
Amortization of property and equipment	(Note 11)	103,535	480,482
Amortization of right-of-use assets		70,152	-
Amortization of intangible assets		20,620	23,714
Unrealized gain on changes in fair value of biological assets		46,593	(1,140,472)
Share-based compensation	(Note 18)	163,543	112,080
Stock option expense	(Note 22)	157,309	-
Services paid in shares or membership units		55,105	284,389
Amortization of deferred financing costs		-	40,949
Accretion expense		461,415	63,827
Gain on liability settlement		(23,939)	-
Loss on disposal of property & equipment		10,940	-
Transaction costs		-	3,723,724
Loss from debt restructuring	(Note 16.i)	462,213	-
Unrealized loss on marketable securities	(Note 7)	558,223	-
Gain on derecognition of derivative liability	(Note 16.i)	(244,572)	(15,000)
Effects of foreign exchange		(110,145)	-
		$(503,095)	$(3,804,499)
Changes in non-cash working capital	(Note 23)	415,519	541,708
Net cash used in (provided by) operating activities		$(87,576)	$(3,262,791)
Investing activties
Purchase of intangible assets		$-	$(37,999)
Purchase of property and equipment	(Note 11)	(514,824)	(247,784)
Other investment		(150,000)	-
Receipt from sale of subsidiary	(Note 1)	85,000	-
Loss on sale of subsidiary		(62,872)	-
Cash acquired upon close of Transaction		-	5,875
Net cash used in investing activities		$(642,696)	$(279,908)
Financing activities
Subscription receivable		$-	$(720,516)
Option proceeds		-	40,000
Proceeds from long-term debt	(Note 14)	615,000	-
Repayment of long-term debt	(Note 14)	(178,480)	(250,145)
Proceeds of subscription receipts		-	3,234,893
Convertible debenture proceeds		-	1,105,127
Proceeds of finance lease		-	62,516
Payment of finance lease		(43,367)	(83,720)
Payment of lease liability	(Note 13)	(214,200)	-
Payment of equity and debenture issuance costs		-	(247,781)
Proceeds from private placement	(Note 18)	1,067,745	-
Payment of debt issuance costs		-	-
Transaction costs		-	(167,363)
Net cash provided by financing activities		$1,246,698	$2,973,011
Change in cash		$516,426	$(569,688)
Cash balance, beginning of period		74,926	826,643
Cash balance, end of period		$591,352	$256,955

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

1. Nature of Operations

These unaudited condensed consolidated interim financial statements (the “Financial Statements”) for the nine months ended July 31, 2020 and 2019, include the Company, its wholly-owned subsidiaries Grown Rogue Canada Corp. (“GRC”), and Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest (collectively referred to as the “Subsidiaries”). GR Unlimited’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GR Unlimited also has a 60% ownership interests in Idalia, LLC and an 87% ownership interest in GR Michigan, LLC; during the three months ended July 31, 2020, the Company disposed of its 60% interest in GRD Cali, LLC for $85,000 in cash consideration. Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

These Financial Statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the nine months ended July 31, 2020, the Company incurred a net loss of $2,234,087 (2019 - $7,378,192) and as of that date, the Company’s accumulated deficit was $19,310,251 (October 31, 2019 - $17,112,605). As at July 31, 2020, the Company had a working capital deficit of $321,496 (October 31, 2019 - $2,709,527). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying unaudited condensed consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these unaudited condensed consolidated financial statements.

2. Reverse Takeover

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with GR Unlimited and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The Transaction constituted a reverse takeover of the Company by the shareholders of GR Unlimited but did not meet the definition of a business combination under IFRS 3. As such, the Transaction is accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. Since GR Unlimited is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of GR Unlimited up to the date of the Transaction.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.315 per share	$900,403
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,504,510

The acquisition-date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated was based on the private placement transactions entered into by GR Unlimited.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada’s operations do not constitute a business, this transaction has been accounted for as a share-based payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada’s historical share capital, deficit and contributed surplus have been eliminated.

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (Note 19x)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,093,221 during the year ended October 31, 2019.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

3. Basis of Presentation

Statement of Compliance

The Company’s Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. These unaudited consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These Financial Statements were prepared following the same accounting policies used in the preparation of the Company’s audited financial statements with the exception of certain amendments to accounting standards or new interpretations issued by the IASB as described in Note 4. These Financial Statements have not been subject to audit and were approved and authorized for issuance by the Company’s Board of Directors on September 29, 2020.

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These unaudited condensed consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these unaudited condensed consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 (coronavirus) to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company’s operations during the period ended July 31, 2020, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

4. Significant Accounting Policies and Significant Judgements

These Financial Statements have been prepared using the same accounting policies, significant accounting judgements and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended October 31, 2019 as described in Note 4 of those financial statements, with the exception of certain amendments to accounting standards or new interpretations issued by the IASB with are applicable for annual periods beginning on or after November 1, 2019.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

Changes in accounting standards effective November 1, 2019:

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. In applying IFRS 16, for all leases, the Company:

●	Recognizes right-of-use assets and lease liabilities in the statement of financial position, initially measured at the present value of the future lease payments;

●	Recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income; and

●	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the statement of cash flows.

On November 1, 2019, the Company adopted IFRS 16. As such, the Company reviewed all leases and assessed whether these contracts are or contains a lease. The Company has accounted for its leases upon adoption of IFRS 16 using a modified retrospective approach whereby it recognizes a lease liability and a right-of-use asset at the date of initial application, being November 1, 2019. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The Company has measured the right-of-use asset at an amount equal to the lease liability.

5. Biological Assets

Biological assets consist of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at July 31, 2020 and October 31, 2019 are as follows:

Balance - October 31, 2018	$149,617
Add: purchased cannabis plants	308,324
Change in fair value less costs to sell due to biological transformation	486,354
Allocation of operational overhead	438,859
Transferred to inventory upon harvest	(1,226,565)
Balance - October 31, 2019	$156,589
Add: purchased cannabis plants	477,293
Change in fair value less costs to sell due to biological transformation	1,382,162
Allocation of operational overhead	811,628
Transferred to inventory upon harvest	(2,198,326)
Balance - July 31, 2020	$629,346

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest

●	Estimated selling price per Kg

●	Expected yield from the cannabis plants

●	Estimated stage of growth – The Company applied a weighted average number of days out of the 60 day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 asset in the fair value hierarchy. The following table quantifies each significant unobservable input and provides the impact of a 20% increase or decrease that each input would have on the fair value of biological assets:

			Impact of 20% change
	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019
Estimated selling price per lb	$743	$840	$132,879	$37,747
Estimated stage of growth	32%	60%	$110,955	$30,970
Estimated flower yield per harvest (lb)	805	263	$110,955	$30,970

6. Inventory

As at July 31, 2020 and October 31, 2019, the Company’s inventory composition is as follows:

Raw materials	$27,860
Work in process	819,675
Finished goods	93,180
Balance - October 31, 2019	$940,715
Raw materials	$13,225
Work in process	167,565
Finished goods	174,650
Balance - July 31, 2020	$355,440

The cost of inventories included as an expense and included in cost of goods sold for the nine month period ended July 31, 2020, was $1,817,480 (2019 - $2,486,643).

7. Marketable Securities

During the period ended July 31, 2020, the Company received 2,362,204 common shares of Cannabis Growth Opportunity Corporation as part of a subscription agreement to exchange approximately CAD$1,500,000 worth of each other’s shares. As at July 31, 2020, the fair value of the shares was $559,343. The Company has recorded an unrealized loss on the shares in the amount of $558,223 during the period ended July 31, 2020.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

8. Other Investments

By agreement effective February 6, 2020, the Company entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator pending Municipal and State regulatory approval. The optionee is called Golden Harvests, LLC (“GH”). In order to exercise the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches:

i.	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option. During the period ended July 31, 2020, the company made a cash payment of $150,000 and issued 200,000 shares valued at $12,812.

ii.	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option.

iii.	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying an additional $25,000 and issuing an additional 25,000 common shares of the Company.

iv.	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

9. Accrued Liabilities

During the year ended October 31, 2019, the Company entered into an agreement with a vendor to defer payment of $180,799 beyond one year from July 31, 2020. During the nine month period ended July 31, 2020, the Company entered into agreements with two other vendors to defer payment of an additional $286,256 beyond one year from July 31, 2020, such that total deferrals totaled $467,055. During the period ended July 31, 2020, the company applied payments against the liabilities, leaving a balance of $414,816.

10. Finance Leases Payable

Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease. The lease liability was settled in full during the period ended July 31, 2020.

Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

Effective February 20, 2019, the Company entered into an agreement with a third party to lease equipment at a cost $62,516 over a twenty-four month period for monthly payments of $3,220. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

Effective March 2, 2020, the Company entered into an agreement with a third party to lease equipment at a cost of $68,035 over a twenty-four month period for monthly payments of $3,505. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at July 31, 2020, the related lease liabilities are payable as follows:

	Future minimum lease		Total future lease
	principal	Interest	payments
Less than one year	$72,908	$11,799	$84,707
Between one and five years	25,930	2,110	28,040
Total	$98,838	$13,909	$112,747

As at July 31, 2020, the net book value of the growing equipment under finance lease is approximately $178,000, based up depreciation of the capital equipment at useful lives of three years.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

11. Property and Equipment

		Production
	Computer and Office	Equipment and	Construction in	Leasehold
	Equipment	Other	Progress	Improvements	Total
COST
Balance - October 31, 2018	$75,883	$357,115	$578,158	$1,067,725	$2,078,881
Additions	50,480	86,483	17,308	242,746	397,017
Disposals	(70,403)	-	(118,683)	-	(189,086)
Balance - October 31, 2019	$55,960	$443,598	$476,783	$1,310,471	$2,286,812
Additions	-	252,073	227,797	34,954	514,824
Transfers	-	-	(595,466)	595,466	-
Disposals	(1,473)	(22,495)	-	-	(23,968)
Balance - July 31, 2020	$54,487	$673,176	$109,114	$1,940,891	$2,777,668
ACCUMULATED AMORTIZATION
Balance - October 31, 2018	$1,907	$71,157	$-	$429,896	$502,960
Amortization for the period	17,794	61,322	-	239,819	318,935
Balance - October 31, 2019	$19,701	$132,479	$-	$669,715	$821,895
Amortization for the period	65,195	-	-	597,912	663,107
Balance - July 31, 2020	$84,896	$132,479	$-	$1,267,627	$1,485,002
NET BOOK VALUE
As at October 31, 2019	$36,259	$311,119	$476,783	$640,756	$1,464,917
As at July 31, 2020	$(30,409)	$540,697	$109,114	$673,264	$1,292,666

For the nine month period ended July 31, 2020, $351,822 in amortization costs were included in cost of sales. As at July 31, 2020, $190,028 in amortization costs were included in biological assets, and $54,862 in amortization costs were included in inventory. Depreciation expense not capitalized left net depreciation expense of $103,535 on the statement of comprehensive loss for the nine months ended July 31, 2020.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

12. Right-of-Use Assets

In connection with the adoption of IFRS 16 as disclosed in Note 4, the Company has recognized a right-of-use asset for its office premises with a corresponding lease liability (see Note 13) which are initially measured at the present value of the future lease payments. In accordance with IFRS 16, the Company then recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income.

Land and Buildings
Balance - October 31, 2019	$-
Additions	276,431
Amortization for the period	(179,760)
Balance - July 31, 2020	$96,671

One of these leases was transacted with a related party of the Company (Note 25.i). Amortization expense after capitalization was $70,152 for the nine months ended July 31, 2020 (nine months ended July 31, 2019 - $Nil).

13. Lease Liabilities

In connection with the adoption of IFRS 16 as disclosed in Note 4, the Company has recognized a right-of-use asset (see Note 12) for its office premises with a corresponding lease liability which are initially measured at the present value of the future lease payments. In accordance with IFRS 16, the Company then recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income.

The Company has entered into four leases for office and growing space. In order to calculate the present value of the future lease payments, the Company has used a discount rate of 20% which represents its current borrowing rate. Prior to the adoption of IFRS 16, these leases were accounted for as operating leases. Changes to the Company’s lease liabilities for the nine months ended July 31, 2020 are as follows:

Land and Buildings
Balance - October 31, 2019	$-
Additions	276,431
Interest expense	35,577
Lease payment	(214,200)
Balance - July 31, 2020	$97,808

One of these leases represents the liability associated with a right-of-use asset which was transacted with a related party of the Company (Note 25.i).

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

14. Long-term Debt

Transactions related to the Company’s unsecured promissory notes during the year ended October 31, 2019 and the period ended July 31, 2020, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2018	$50,000	$50,000	$10,444
60% - October 2, 2019 (i)	50,000	50,000	-
60% - October 17, 2019 (ii)	50,000	50,000	-
Interest expense on long-term debt	-	-	9,535
Debt repayments	-	-	(12,000)
Balance - October 31, 2019	$150,000	$150,000	$7,979
60% - December 5, 2019 (iii)	15,000	15,000	-
Interest expense on long-term debt	-	-	24,431
Deferred financing costs	-	-	-
Debt repayments	(151,000)	(151,000)	(23,466)
Proceeds (iv)	600,000	600,000	-
Debt repayments (iv)	(27,480)	(27,480)	-
Interest accretion	-	214,474	-
Balance - July 31, 2020	$586,520	$800,994	$8,944
Less: current portion	315,139	315,139	8,944
Balance - July 31, 2020 non-current portion	$271,381	$485,855	$-

i.	On October 2, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On December 5, 2019 an additional $15,000 was advanced under the same terms and conditions. On February 18, 2020 all outstanding principal and accrued interest of $13,274 (October 31, 2019 - $2,384) was repaid in full. This amount was owed to a director and officer of the Company.

ii.	On October 17, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On February 18, 2020 all outstanding principal and accrued interest of $9,041 (October 31, 2019 - $1,151) was repaid in full. This amount was owed to a key member of management.

iii.	On December 5, 2019: Principal of $15,000 with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest was repaid. This amount was owed to a key member of management.

iv.	Debt issuance by GR Michigan, LLC

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

On March 20, 2020: Principal of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt “). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020. Once the principal is repaid, each investor will receive a gross monthly royalty of 1% per $100,000 invested based on any cannabis business that is majority owned by GR Michigan, LLC (the “Royalty”). The Royalty has a term of two years with maximum amount of two times the amount of principal invested in the Debt Financing. The Company but not the obligation, to purchase the Royalty from any investor by paying the principal invested by such investor in the Debt Financing. The debt is reported at the carrying value of the probability-weighted estimated future cash at amortized cost using the effective interest method. During the nine months ended July 31, 2020, $27,480 was repaid against this debt.

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000, was loaned by a director of the Company; accordingly, a total of $300,000 of Michigan Debt principal was borrowed from related parties (Note 25.v).

15. Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the year ended October 31, 2019 and the nine month period ended July 31, 2020, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775
Amortization of deferred financing costs	22,106	23,759	-
Interest expense on long-term debt	-	-	2,154
Interest accretion	-	5,502	-
Repaid	(265,277)	(265,277)	(137,889)
Converted to common units	(1,100,000)	(1,063,360)	(279,040)
Balance - October 31, 2019	$-	$-	$40,000
Interest paid	-	-	(30,000)
Interest forgiven upon settlement	-	-	(10,000)
Balance - July 31, 2020	$-	$-	$-

During the period ended October 31, 2018, GR Unlimited issued the following unsecured convertible promissory notes:

i.	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

b)	Should the Purchasers extend the maturity date due to a Public Event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the Public Event at an annual rate of 0% following the initial period. A Public Event means a transaction or other action that causes GR Unlimited’s membership units or securities for which such membership units are exchanged or substituted, to become publicly traded on a United States or Canadian stock exchange through which GR Unlimited (or its publicly held parent entity) raises aggregate proceeds net of any costs of not less than $5,000,000 (excluding these convertible promissory notes and the principal and accrued interest under any other promissory notes that are convertible into equity securities of GR Unlimited.

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the outstanding principal; provided, however GR Unlimited shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the outstanding principal and unpaid interest accrued under the note at the end of the initial period; provided, however GR Unlimited shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which include any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority of the Purchasers.

If at any time prior to the maturity of the notes a qualified equity financing occurs, each Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and nonassessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and nonassessable common membership until of GR Unlimited at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above).

During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the year ended October 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the year ended October 31, 2019.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

ii.	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833 to the holder beginning on January 15, 2018. As at October 31, 2018, none of the monthly installments had been paid.

c)	A onetime additional interest payment equal to 5% of the unpaid principal balance payable concurrent with the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the onetime interest payment shall be prorated as at the date of the full or partial conversion.

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and nonassessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of GR Unlimited at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

If GR Unlimited consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to GR Unlimited of its election to convert within 7 days after receipt from GR Unlimited of the financing notice. If the holder so converts, GR Unlimited will offer the holder a position as a strategic advisor to GR Unlimited for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred. During the year ended October 31, 2019, the principle of $1,000,000 and unpaid interest of $272,991 were converted into 1,144.15 common units of GR Unlimited (4,782,284 common shares of the Company) as described in Note 17.iv.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

iii.	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid nonassessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the year ended October 31, 2019, the principal of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited (485,379 common shares of the Company) as described in Note 17.iii.

iv.	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $7,406 of accrued and unpaid interest was converted into 52.06 common units of GR Unlimited (198,214 common shares of the Company) as described at Note 17.v. On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. During the year ended October 31, 2019, the principal and accrued interest was paid in full. As at October 31, 2018, accrued interest of $1,197 (2017 $13,185) was incurred.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

o	Risk-free interest rate	1.36%
o	Expected life	0.75 years
o	Expected volatility	70%
o	Share price	$612
o	Conversion price at time of conversion	$612

During the year ended October 31, 2019, the Company derecognized the corresponding derivative liability resulting in a gain on derecognition of $39,500 included in the statement of loss and comprehensive loss.

v.	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As the maturity date, October 31, 2017, the maturity date was extended by 6 months and fully matured on April 30, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. During the year ended October 31, 2019, GR Unlimited repaid the principal of $100,000. As at October 31, 2019, and October 31, 2018, accrued interest of $40,000 was outstanding.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

o	Risk-free interest rate	1.27%
o	Expected life	0.47 years
o	Expected volatility	70%
o	Share price	$612
o	Conversion price at time of conversion	$612

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

16. Convertible Debentures

Transactions related to the Company’s convertible debentures during the year ended October 31, 2019 and the nine month period end July 31, 2020, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2018	$1,029,314	$931,099	$7,758
Issued during the year	1,105,127	1,105,127	-
Fair value of derivative liability	-	(232,925)	-
Issuance costs	(38,064)	(38,064)	-
Amortization of issuance costs	54,748	54,748	-
Interest accretion	-	147,693	-
Interest expense	-	-	126,901
Interest payments	-	-	(126,809)
Effects of foreign exchange	27,931	27,931	-
Balance - October 31, 2019	$2,179,056	$1,995,609	$7,850
Interest accretion through July 10, 2020	-	153,837	-
Conversion to common shares (i)	(37,733)	(37,733)	-
Effects of foreign exchange	30,520	30,520
Deemed extinguishment (i)	(2,171,843)	(2,142,233)	-
Balance after deemed extinguishment	$-	$-	$7,850
Deemed re-issuance (i)	2,182,897	2,182,897	-
Fair value of derivative liability	-	(697,381)	-
Interest accretion	-	44,817	-
Interest expense	-	-	133,506
Interest payments	-	-	(127,199)
Effects of foreign exchange	-	554	-
Balance - July 31, 2020	$2,182,897	$1,530,887	$14,157

i.	Modification of terms during the nine months ended July 31, 2020 and conversion

During the nine months ended July 31, 2020, $37,733 (CAD$50,000) of principal was converted into 238,095 common shares.

During the nine months ended July 31, 2020, the Company extended the maturity of all convertible notes outstanding, such that the following terms apply to all convertible notes outstanding as at July 31, 2020.

o	Principal loan amount of CAD$2,950,000 ($2,182,897 at July 10, 2020), due on November 1, 2021;
o	Interest payable at 8% per annum;
o	Convertible at CAD$0.125 into shares of the Company;

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

o	If at any time while the debentures were outstanding, the Company issued securities at a price per security lower than CAD$0.125 per share, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security; and
o	Convertible at CAD$0.05 if the Company defaults on debt service.

Pursuant to the modification of the debentures, the following warrant transactions occurred:

o	Cancellation of 6,818,182 warrants issued pursuant to the convertible debenture agreements outstanding prior to the modification on July 10, 2020;
o	Issuance of 6,818,182 new warrants with as exercise price of CAD$0.16 and an expiration date of November 1, 2021 (Note 19.iii);
o	The incremental fair value between the July 10, 2020, fair value of cancelled warrants and the July 10, 2020 newly issued warrants was recognized as an expense of debt restructuring on the statement of comprehensive loss for the nine months ended July 31, 2020;
o	Issuance of 1,590,909 warrants as part of the consideration to the creditors for extending the maturity of the debt (Note 19.iii). The fair value of these warrants was recognized as an expense of debt restructuring on the statement of comprehensive loss for the nine months ended July 31, 2020.

As described above, the conversion price of the debenture is subject to change based upon whether a lower-than-CAD$0.125 private placement of equity is completed. This conversion feature was determined to be a derivative liability in accordance with IFRS 9; a key factor for this determination was that the conversion feature may be settled by other than the exchange of a fixed number of shares of the Company. The value of the derivative liability as at July 31, 2020 was estimated to be $697,381, using the Black-Scholes pricing model with the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	0.24%
o	Expected life	1.3 months
o	Expected volatility	90%

The derivative liability will be remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The derivative liability reported under the convertible debentures prior to the modification has been derecognized and reported as a gain in the statement of comprehensive loss for the nine months ended July 31, 2020.

The discounted value of the loan after the modifications of terms was more than 10% lower than the carrying value of the loan and was therefore deemed an extinguishment and reissuance under IFRS 9. The costs of completing the modification included the estimated fair value of warrants issued, which were expensed as part of the loss incurred upon deemed debt extinguishment and re-issuance.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The loss of restructuring this debt, as recognized on the statement of comprehensive loss for the nine months ended July 31, 2020, was comprised of the following:

Composition of loss from debt restructuring
Difference: carrying value of deemed prior debt and deemed reissued debt	$40,167
Replacement warrants - quantity 6,818,182 (Note 19.xii)	342,200
Consideration warrants - quantity 1,590,909 (Note 19.xii)	79,846
Total loss from deemed restructuring	$462,213

The modification of terms also resulted in the derecognition of the Company’s previously outstanding derivative liability; a reduction to net loss of $244,572.

ii.	Convertible debentures issued during the year ended October 31, 2019

During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures were scheduled to mature on August 10, 2020; the maturity date was extended to November 1, 2021 by a agreements dated July 10, 2020. The debentures were secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures could be converted by the holder into common shares of the Company at a conversion price of CAD$0.44 per share. If at any time while the debentures were outstanding, the Company issued securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security. If within 90 days of the issuance of the convertible debentures, the Company failed to complete a Qualified Financing of not less than CAD$1,000,000, the conversion price of the convertible debentures would be adjusted to CAD$0.30. If any common shares of the company were issued or sold for a price less than $0.44 per common share the conversion price would be adjusted downward to the price of such issuance. The adjustment to the conversion price was considered a derivative, as it changes in relation to the share price of the Company and does not meet the fixed for fixed criteria. In connection with the issuance of the convertible debentures, the Company paid issuance costs of $47,975. The Company also issued 3,409,091 warrants to the convertible debenture holders, as described in Note 19.ix. Of the total debt issuance costs of $47,975, $10,165 was allocated to the derivative liability and included as expenses in the statement of loss and comprehensive loss.

GR Unlimited allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$872,202
Conversion option	232,925
$1,105,127

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The fair value of the derivative liability was calculated by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 126.9%. The estimated fair value of the derivative liability upon initial recognition was estimated to be CAD$316,151 ($232,925).

As at October 31, 2019, the Company estimated the fair value of the derivative liability using the same methodologies as described above and an estimated market interest rate of 20% and a share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660), and the change in the fair value since initial recognition of $121,811 has been included as income in the Company’s statement of loss and comprehensive loss. As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

iii.	Convertible debentures issued during the year ended October 31, 2018

During the year ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures are secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of GR Unlimited at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

As at October 31, 2019, the Company estimated the fair value of the derivative liability by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660). As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

17. MEMBERS’ CAPITAL

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited during the year ended October 31, 2019, all of which occurred prior to completion of the Transaction:

	Number of
	Common Shares*	Member’s Capital
Balance, October 31, 2018	40,706,873	$4,701,773
Issued pursuant to conversion of promissory notes	5,465,877	1,451,400
Issued in connection with Technology License Agreement (ii)	6,600,000	1,574,761
Issued upon exercise of unit purchase options	4,202,429	1,218,784
Issued pursuant to Subscription Receipts	3,771,023	913,968
Balance, October 31, 2019 and July 31, 2020	60,746,202	$9,860,686

*	The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

i.	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

a)	Received a return of principal of $50,000 from one of the convertible promissory notes.

b)	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

c)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

ii.	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercialising cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

iii.	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

iv.	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

v.	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

vi.	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 1,475,979 common units (1,475,979 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 21.ii.

vii.	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 21.iii.

viii.	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company) pursuant to a partial exercise of the unit purchase option disclosed in Note 21.i.

ix.	In connection with the Transaction, GR Unlimited issued and sold on a subscription receipt basis, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

18. Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the nine months ended July 31, 2020, the following share transactions occurred:

i.	The Company issued 15,000,000 common shares to Cannabis Growth Opportunity Corporation (“CGOC”) with an aggregate fair value of $733,434 pursuant to a private placement agreement with CGOC.

In addition, CGOC and the Company entered into subscriptions agreements to exchange each other’s shares (the “Share Swap”). In connection with the Share-Swap agreement, the Company issued 15,000,000 common shares resulting in an aggregate fair value of $1,121,848. Issuance costs of $11,508 were recognized in share capital and $5,083 in contributed surplus.

As part of the Share Swap, each of CGOC and Grown Rogue have signed a voting and resale agreement providing that each party will be required to vote the shares acquired under the Share Swap as recommended by the other party and will be restricted from trading the shares for a period of 18 months.

The private placement agreement with CGOC gives CGOC the pre-emptive right to participate in future offerings of the Company to maintain its ownership share of the Company. In addition, the Company has agreed to nominate one board member of the Company as recommended by CGOC at future shareholder meetings and the ability, if CGOC does not have its nominee on Grown Rogue’s board of directors, to appoint a board observer.

ii.	Issuance of 200,000 common shares, with an estimated fair value of $12,812, issued to the owner of GH (Note 8.i).

iii.	As consideration for notes payable, 353,095 common shares issued with estimated fair value of $47,479. Of the 353,09 shares, 238,095 represented convertible debt principal converted into common shares with a value of $37,733 (CAD$50,000, see Note 16.i) and 115,000 shares, with a value of $9,746, represented consideration for long-term debt.

iv.	As consideration for services provided, the Company issued 2,300,000 common shares with an estimated fair value of $163,543.

v.	As employee compensation, the Company issued 684,386 shares to employees with an estimated fair value of $55,106.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2019, the following share transactions occurred:

vi.	In connection with the Transaction disclosed in Note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

vii.	In connection with the Transaction disclosed in Note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

viii.	In connection with the Transaction disclosed in Note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

ix.	In connection with the Transaction disclosed in Note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). Under its terms, each Brokered Subscription Receipt is automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “Grown Rogue Canada Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the acquisition of all outstanding units of Grown Rogue by the Company; (b) requisite shareholder and regulatory approvals of the Transaction including, but not limited to, conditional approval of the Exchange for the listing of the Shares issuable in connection thereto; and (c) all documents and instruments have been tabled for the concurrent closing of the Transaction (the “Closing”). Each Grown Rogue Canada Unit consists of one share in the capital of Grown Rogue Canada (the “Grown Rogue Canada Shares”) and one Grown Rogue Canada common share purchase warrant (the “Grown Rogue Canada Warrants”).The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $133,690, $50,508 was allocated to the Grown Rogue Canada shares and $19,871 was allocated to the Grown Rogue Canada Warrants. The remaining $63,311 was expensed as a transaction cost in relation to the Transaction.

x.	In connection with the Transaction disclosed in Note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to be $33,328.

xi.	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

xii.	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

19. Warrants

The following table summarizes the warrant activities for the nine months ended July 31, 2020 and year ended October 31, 2019:

		Weighted Average
	Number	Exercise Price
Balance - November 1, 2018	148,722	$7.39
Issued in connection with the Transaction (i, ii, vi, vii)	11,288,149	0.55
Issued pursuant to subscription receipts (iii, iv)	9,964,940	0.55
Issued in connection with convertible debentures (viii)	3,409,091	0.55
Issued to brokers (v)	757,125	0.44
Issued to terminate purchase agreement (ix)	2,148,117	0.44
Expired	(131,539)	(6.52)
Balance - October 31, 2019	27,584,605	$0.53
Issued pursuant to private placement (Note 18i) (x)	5,000,000	0.13
Issued pursuant to private placement (Note 18i) (xi)	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debt (Note 16)	(6,818,182)	0.55
Issuance of new warrants associated with convertible debt (Note 16) (xii)	6,818,182	0.16
Consideration warrants for convertible debt maturity extension (Note 16) (xii)	1,590,909	0.16
Balance - July 31, 2020	44,158,331	$0.33

During the nine months ended July 31, 2020, the Company:

i.	Issued 5,000,000 warrants in February 2020 to subscribers of the offering disclosed in Note 18.i. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.125 per unit for a period of 24 months.

The fair value of the warrants of $106,575 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.630%
o	Expected life	2.0 years
o	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

ii.	Issued 10,000,000 warrants in May 2020 to subscribers of the offering disclosed in Note 18.i. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.13 per unit for a period of 24 months.

The fair value of the warrants of $244,326 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.630%
o	Expected life	2.0 years
o	Expected volatility	131%

iii.	Issued 6,818,182 warrants and also 1,590,909 warrants (totaling 8,409,091) to the creditors of the July 10, 2020 debt agreement described at Note 16.i. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.16 with an expiration date of November 1, 2020.

The fair value of the warrants of $424,645 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	0.30%
o	Expected life	1.3 years
o	Expected volatility	131%

During the year ended October 31, 2019, the Company:

iv.	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in Note 18.viii. Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $73,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

v.	Issued 1,675,979 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 21.ii. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

vi.	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 17.ix. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

vii.	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in Note 18.ix. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

viii.	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in Note 18.ix. Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

ix.	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in Note 16. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

x.	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months. In the event that the share price of the Company closes at or above CAD$0.70 per share for a period of ten (10) consecutive trading days on the CSE, the Company has the right to accelerate the expiry of the warrants to a date that is not less than 30 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

The fair value of the warrants of $893,646 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Pg 36 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

xi.	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in Note 16. Each warrant entitled the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.710%
o	Expected life	2.0 years
o	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

xii.	Issued 2,148,117 warrants to finalize a termination agreement (Note 30). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, and the remaining 1,288,870 vest upon future activities.

The fair value of the warrants of $193,438 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.640%
o	Expected life	4.0 years
o	Expected volatility	101%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

As at July 31, 2020, the following warrants were issued and outstanding:

Exercise price	Warrants outstanding	Remaining contractual Life (years)	Expiry date
$0.55	17,843,998	0.3	November 30, 2020
0.44	757,125	0.3	November 30, 2020
0.16	8,409,091	1.3	November 01, 2021
0.13	5,000,000	1.5	February 10, 2022
0.13	10,000,000	1.8	May 15, 2022
0.44	2,148,117	2.9	June 28, 2023
$0.33	44,158,331	1.1

Pg 37 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

20. Subscriptions Payable

i.	During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts related to the financing disclosed in Note 17.ix. Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the year ended October 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the year ended October 31, 2019, GR Unlimited issued the Subscription Receipts.

ii.	During the year ended October 31, 2019, the Company and one of its vendors agreed to settle outstanding accounts payable of $5,136 through the issuance of common shares of the Company. As at October 31, 2019 and July 31, 2020, these shares had not been issued.

21. Unit Purchase Options

i.	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%
o	Risk-free interest rate	1.690%
o	Expected life	5.5 months
o	Expected volatility	99%*

*	Based on the volatility of comparable publicly traded companies

Pg 38 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

ii.	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term GR Unlimited does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that GR Unlimited has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period GR Unlimited closes a Qualified Offering. During the year ended October 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

iii.	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the three month period ended January 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

Pg 39 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

22. Stock Options

i.	During the year ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%
o	Risk-free interest rate	1.710%
o	Expected life	3.0 years
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

ii.	During the year ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%
o	Risk-free interest rate	1.710%
o	Expected life	3.0 years
o	Expected volatility	100%*

*	Based on the volatility of comparable publicly traded companies

iii.	During the nine months ended July 31, 2020, the Company granted options to purchase 3,475,000 common shares of the Company to employees. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.15 at any time until July 9, 20204.

The fair value of the options of $178,239 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%
o	Risk-free interest rate	0.25%
o	Expected life	4.0 years
o	Expected volatility	131%

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

iv.	During the nine months ended July 31, 2020, the Company granted options to purchase 100,000 common shares of the Company to employees. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.15 at any time until July 9, 20204.

The fair value of the options of $5,129 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%
o	Risk-free interest rate	0.625%
o	Expected life	10.0 years
o	Expected volatility	183%

As at July 31, 2020 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price	Options outstanding	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	1.4	January 01, 2022
0.44	150,000	1.3	November 30, 2021
0.15	3,475,000	3.9	July 09, 2024
0.15	100,000	10.0	July 20, 2030
$0.19	4,225,000	3.7

23. Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the nine month period ended July 31, 2020 and 2019 are as follows:

	2020	2019
Accounts receivable	$(112,744)	$92,972
Other receivable	(22,049)	(15,824)
Inventory	735,105	1,373,920
Prepaid expenses and other assets	64,180	198,325
Accounts payable and accrued liabilities	(176,430)	(991,497)
Interest payable	(32,728)	(110,751)
Unearned revenue	(35,000)	-
Deferred rent	(4,815)	(5,437)
	$415,519	$541,708

Pg 41 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

24. Supplemental Cash Flow Disclosure

	Nine months ended July 31,
	2020	2019
Interest paid	$157,199	$218,206
Fair value of common shares and units issued for services	218,649	284,389
Fair value of common shares issued as settlement of debt	-	80,000
Property and equipment acquired through finance leases (Note 10)	68,035	62,516
Conversion of notes payable to common units	37,733	1,063,360

25. Related Party Transactions

During the nine month period ended July 31, 2020, the Company incurred the following related party transactions:

i.	Through its wholly owned subsidiary, GRU Properties, LLC leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $57,500 was incurred for the period ended July 31, 2020 (2019 - $42,500). The Company had $64,000 (October 31, 2019 - $63,000) owing in accounts payable and accrued liabilities at July 31, 2020. This lease is included in the items described in Notes 12 and 13.

ii.	The Company incurred employee/director fees of $48,500 (2019 - $36,000) with an individual related to the Company’s President and CEO. At July 31, 2020, accounts and accrued liabilities payable to this individual were $2,153 (October 31, 2019, $Nil).

iii.	The Company incurred fees related to marketing and promotion services of $Nil (2019 - $138,674) from two companies owned by the Company’s former Chief Strategy Officer (“CSO”). At July 31, 2020, accounts payable and accrued liabilities were $Nil (October 31, 2019 - $6,000) payable to these companies.

iv.	Key management personnel consists of the President and CEO; the former CSO; the CFO of GR Unlimited; the Chief Marketing Officer; and the Chief Accounting Officer. The compensation paid or payable to key management for services for the nine month periods ended July 31, 2020 and 2019 was as follows:

	2020	2019
Salaries and consulting fees	$359,000	$425,412
Share-based compensation	46,000	33,083
Stock option expense	78,028	-
Total	$483,028	$458,495

Liabilities due to key management at July 31, 2020 totaled $230,112 (October 31, 2019 - $90,000).

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Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

v.	Additional related party transactions include debt for which officers are creditors of the Company: $150,000 in principal for the Michigan Debt (Note 14.iv); and unsecured debt which was repaid as at July 31, 2020 (Notes 14.i, 14.ii, and 15). A director loaned $150,000 in principal for the Michigan Debt (Note 14.iv), such that $300,000 total principal of the Michigan Debt was loaned by officers and directors.

As described in Note 32, officers and directors of the Company own 9% of GR Michigan, LLC.

These related party transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

26. Financial Instruments

Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At July 31, 2020 and October 31, 2019, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

Currency Risk

As at July 31, 2020, the Company had accounts payable and accrued liabilities of CAD$311,641 and convertible debentures of CAD$2,950,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Pg 43 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

Balance at	July 31, 2020	October 31, 2019
Cash and Cash equivalents	$591,352	$74,926
Accounts receivable	211,932	99,188
Total	$803,284	$174,114

The allowance for doubtful accounts at July 31, 2020 is $14,742 (October 31, 2019 - $129,131).

As at July 31, 2020 and October 31, 2019, the Company’s trade accounts receivable were aged as follows:

	July 31, 2020	October 31, 2019
Current	$127,449	$51,672
1-30 days	87,403	500
31 days-older	11,822	176,147
Allowance for doubtful accounts	(14,742)	(129,131)
Total	$211,932	$99,188

The change in the provision for expected credit losses is as follows:

	Nine months ended July 31, 2020	Year ended October 31, 2019
Balance, beginning of period	$129,131	$106,443
Additional allowance	10,159	121,793
Amounts collected	(6,757)	(66,902)
Amounts used	(117,791)	(32,203)
Balance, end of period	$14,742	$129,131

Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At July 31, 2020, the Company’s working capital accounts were as follows:

	July 31, 2020	October 31, 2019
Cash	$591,352	$74,926
Current assets excluding cash	1,316,131	1,358,036
Total current assets	1,907,483	1,432,962
Current liabilities	2,228,979	4,142,489
Working capital (deficit)	$(321,496)	$(2,709,527)

Pg 44 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,022,642	$414,816
Finance lease payable	72,908	25,930
Debt service	315,139	2,016,742
Unearned revenue	-	-
Current portion of lease liabilities	97,808	-
Interest payable	23,101	-
Derivative liabilities	697,381	-
Deferred rent	-	19,690
Total	$2,228,979	$2,477,178

Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short term nature of these items.

Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Pg 45 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at July 31, 2020 are summarized in the following table:

	Amortized Cost	FVTPL	Total
Financial Assets
Cash and Cash equivalents	$591,352	-	$591,352
Accounts receivable	211,932	-	107,801
Other receivable	57,284	-	68,746
Financial Liabilities
Accounts payable and accrued liabilities	$1,022,642	$-	$1,327,750
Finance lease payable	72,908	-	95,087
Convertible debentures	-	-	2,106,532
Short-term debt	315,139	-	50,000
Long-term debt	485,855	-	585,191
Interest payable	23,101	-	54,944
Lease liabilities	97,808	-	162,154
Derivative liabilities	-	697,381	242,599

During the nine month period ended July 31, 2020 there were no transfers of amounts between levels.

Pg 46 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

27. General and Administrative Expenses

General and administrative expenses for the periods ended July 31, 2020 and 2019 are as follows:

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
	2020	2019	2020	2019
Bad debt	$(23,226)	$105,285	$10,159	$141,276
Bank fees	8,882	25,768	21,499	36,274
Business license and fees	567	14,747	4,085	45,731
Compliance costs	5,154	-	19,169	-
Dues & subscriptions	8,852		25,208
Facility expense	-	181,518	-	359,649
Foreign exchange	(5,636)	-	(19,056)	-
Income tax expense		-	1,068	-
Insurance	4,190	3,351	14,107	9,414
Investor relations	57,543	42,916	83,849	116,574
Legal and professional	75,553	507,961	417,124	1,210,918
Marketing and promotion	19,177	5,008	38,492	166,596
Miscellaneous	(805)	1,481	83	14,376
Office expense	1,983	48,777	5,314	74,513
Property tax	(751)	-	7,707	-
Repairs and maintenance	914	219	8,371	18,804
Research and development	150	-	1,675	-
Salaries and benefits	383,282	461,501	1,089,767	1,412,952
Supplies	-	13,498	-	26,492
Transfer agent fees	-	-	10,175	-
Travel	13,266	47,339	47,444	161,500
Utilities	255	17,952	28,079	33,926
Total	$549,350	$1,477,321	$1,814,319	$3,828,995

28. Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

●	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

●	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

●	to raise sufficient capital to meet its general and administrative expenditures.

Pg 47 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

29. Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2020	$89,112
2021	114,010
2022	17,525

b)	During the year ended October 31, 2019, the Company entered into a letter of intent (the “Terminated Michigan Agreement”) with another party whose assets included the local approval for one retail dispensary in the state of Michigan and a 24,000 square foot indoor manufacturing facility that would include both cultivation and processing when fully constructed. The terms of the Agreement included the following provisions:

●	The Company obtaining the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a onetime payment of $250,000 due upon signing of the Terminated Michigan Agreement;

●	The Company providing up to $2,000,000 in financing by way of a loan for development and operational buildout of the cultivation, processing and dispensary centers of which the Company would be paid back under an established schedule;

●	The Company would have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CAD$1.00 per share on the Canadian Securities Exchange for a period of ten consecutive days or 24 months from the signing of the Terminated Michigan Agreement. Unless the other party permitted, the Company would have been allowed to not exercise this option for a period of 12 months following the signing of the Terminated Michigan Agreement; and

●	The Company would also issue 900,000 common shares to the other party based on milestones including signing of the Terminated Michigan Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in topline revenue.

Pg 48 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

The completion of the terms of the Michigan Agreement were subject to Michigan regulatory approval and full licensing of the Company at the state level. During the three months ended January 31, 2020, the Company terminated this agreement.

c)	Pursuant to the Michigan Debt (Note 14.iv), the Company has committed to repaying principal of $600,000 and also borrowing costs between $600,000 and $1,200,000, for a total between $1,200,000 and $1,800,000, which will be paid between February 2020 and December 2022.

30. Acquisition Costs

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in Note 19.xii). The fair value of the vested warrants of $77,014 was expensed as an acquisition cost in the statement of loss and comprehensive loss during the year ended October 31, 2019.

31. Geographical Information

Geographical information relating to the Company’s activities is as follows:

	Nine month period
	ended July 31,
Revenue	2020	2019
United States	$3,182,902	$3,493,354
Canada	-	-
Total	$2,278,908	$2,719,424

Long-term assets as at:	July 31, 2020	October 31, 2019
United States (1)	2,125,469	2,719,424
Canada	-	-
Total	$2,278,908	$2,719,424

(1)	Includes: plant and equipment

Pg 49 of 50

Grown Rogue International Inc.

Notes to the condensed interim consolidated financial statements

For the three and nine months ended July 31, 2020 and 2019

Unaudited & expressed in United States Dollars, unless otherwise indicated

32. Non-controlling Interests

The changes to the non-controlling interest for the nine month period ended July 31, 2020 and year ended October 31, 2019 are as follows:

	July 31, 2020	October 31, 2019
Balance, beginning of period	$19,538	$-
Net assets contributed	-	196,250
Elimination of GRD Cali, LLC non-controlling interest	22,128
Non-controlling interest’s 40% share of GRD Cali, LLC	(36,366)	(153,762)
Non-controlling interest’s 40% share of Idalia, LLC	501	(22,950)
Non-controlling interest’s 40% share of GR Michigan, LLC	(576)	-
Balance, end of period	$5,225	$19,538

The following is summarized financial information for GRD Cali, LLC:

	July 31, 2020	October 31, 2019
Current assets	$-	$93,460
Long term assets	-	41,642
Current liabilities	-	25,801
Advances from parent	-	73,705
Net Loss (Income) for the period	36,366	384,404

The following is summarized financial information for Idalia, LLC:

	July 31, 2020	October 31, 2019
Current assets	$-	$-
Long term assets	11,747	13,248
Current liabilities	-	-
Advances from parent	-	-
Net Loss (Income) for the period	(501)	57,376

The following is summarized financial information for GR Michigan, LLC:

	July 31, 2020	October 31, 2019
Current assets	$222,873	$-
Long term assets	561,962	-
Current liabilities	76,195	-
Advances from parent	140,549	-
Net Loss (Income) for the period	576	-

Nine percent (9%) of GR Michigan LLC is owned by officers and directors of the Company.

33. Subsequent Events

In August 2020, 800,000 shares were issued pursuant to a conversion of convertible debt (Note 16.i) at CAD$0.125, representing principal converted of CAD$100,000.

34. Comparative Information

The presentation of certain amounts included in cost of sales for the three and nine month periods ended July 31, 2019 have been modified to conform to the current year’s presentation.

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